UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-48461 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORINTHIAN PARTNERS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 THIRD AVENUE, SUITE 1100
(No. and Street)

| NEW YORK | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ana R. Carter / 813-442-1645
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Goldberg Nikpour Cohen & Sullivan Certified Public Accountants PLLC
(Name – *if individual, state last, first, middle name*)

| 97 Froehlich Farm Blvd. | Woodbury | NY | 11797 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Mitchell Manoff _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
CORINTHIAN PARTNERS, LLC _____ , as
of December 31 _____, 20 20 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



_____
Signature

**President & CEO**

_____
Title



_____
Notary Public

THERESA A. SCAROLA
Notary Public - State of New York
NO. 01SC6010177
Qualified in Nassau County
My Commission Expires 01-13-2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CORINTHIAN PARTNERS, LLC**

------------------

**FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES**
**PURSUANT TO RULE 17A-5 UNDER THE**
**SECURITIES EXCHANGE ACT OF 1934**

**DECEMBER 31, 2020**

The financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

CORINTHIAN PARTNERS, LLC
------------------
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2020


# CONTENTS

Report of Independent Registered Public Accounting Firm……………………………………………… 1

FINANCIAL STATEMENTS:

  Statement of financial condition…………………………………………………………………… 2

  Statement of operations……………………………………………………………………………… 3

  Statement of changes in member's equity……………………………………………………… 4

  Statement of cash flows……………………………………………………………………………… 5

  Notes to financial statements…………………………………………………………………..6-11

SUPPLEMENTAL INFORMATION TO FINANCIAL STATEMENTS:

  Computation of net capital under Rule 15c3-1 of the Securities and Exchange
    Commission …………………………………………………………………………………………12

  Computation of aggregate indebtedness under Rule 17a-5 of the Securities
    and Exchange Commission …………………………………………………………………………13

  Computation of determination of reserve requirement and information relating to
    Possession or control requirements under SEC Rule 15c3-3 ................................. 14

Exemption report ..................................................................................................... 15

Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3
  exemption report ................................................................................................. 16

SEC Rule 15c3-3 exemption report ........................................................................... 17



RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Corinthian Partners, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Corinthian Partners, LLC (the 'Company") (a limited liability company), as of December 31, 2020 and the related statement of operations, changes in member's equity, and cash flows for the year ended December 31, 2020, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of Corinthian Partners, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Auditors' Report on Supplemental Information**

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3 as contained on pages 12 and 14, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3, is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016

Woodbury, New York
February 24, 2021

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

## CORINTHIAN PARTNERS, LLC

-----------------

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2020

ASSETS

Current assets:

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 51,225 |
| Due from clearing firm | | 74,097 |
| Securities owned, at fair value | | 24,391 |
| Total current assets | | 149,713 |

Other assets:

| | | |
|---|---|---:|
| Deposits with clearing firm | | 50,000 |
| Prepaid expenses and deposits | | 20,761 |
| Total other assets | | 70,761 |
| | $ | 220,474 |

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 106,215 |
| Loan | | 85,832 |
| Due to an affiliate | | 3,027 |
| Total current liabilities | | 195,074 |
| Member's equity | | 25,400 |
| | $ | 220,474 |

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of
Rule 17a-5 of the Securities Exchange Commission

CORINTHIAN PARTNERS, LLC

-----------------

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

REVENUES:

| | | |
|---|---|---:|
| Commission and transaction income | $ | 1,121,144 |
| Consulting income | | 307,815 |
| Unrealized income | | 15,438 |
| Other income | | 39,715 |
| Total revenues | | 1,484,112 |

EXPENSES:

| | |
|---|---:|
| Payroll and commission expense | 1,315,600 |
| Clearing firm charges | 49,965 |
| Regulatory fees and expenses | 19,979 |
| Occupancy and equipment | 25,547 |
| Office Expense | 7,867 |
| Travel and entertainment | 651 |
| Professional fees | 145,997 |
| Other operating expenses | 6,553 |
| Total expenses | 1,572,159 |

| | | |
|---|---|---:|
| NET LOSS | $ | ( 88,047) |

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of
Rule 17a-5 of the Securities Exchange Commission

CORINTHIAN PARTNERS, LLC

-----------------

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2020

| | Contributed Capital | Retained Earnings (Accumulated Deficit) | Total Member's Equity |
|---|---|---|---|
| Balances, January 1, 2020 | $ 658,159 | $ ( 596,182) | $ 61,977 |
| Capital contributions | 77,285 | | 77,285 |
| Prior period adjustments | | ( 25,815) | ( 25,815) |
| Net loss | | ( 88,047) | ( 88,047) |
| Balances, December 31, 2020 | $ 735,444 | $ ( 710,044) | $ 25,400 |

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph €(3) of
Rule 17a-5 of the Securities Exchange Commission

CORINTHIAN PARTNERS, LLC

-----------------

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

| | | |
|---|---|---|
| Net loss | $ | ( 88,047) |
| Adjustments to reconcile net income to net cash | | |
| provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | | - |
| Due from clearing firm | | ( 7,247) |
| Due to/from related parties | | 1,932 |
| Securities owned, at fair value | | ( 15,438) |
| Prepaid expenses | | ( 2,714) |
| Accounts payable and accrued expense | | ( 19,143) |
| Deposits | | 6,324 |
| Net cash used by operating activities | | ( 124,333) |
| | | |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Cash contributed by member | | 77,285 |
| Prior period adjustments | | ( 25,815) |
| Loans | | 85,832 |
| Net cash provided by financing activities | | 137,302 |
| | | |
| NET CHANGE IN CASH | | 12,969 |
| CASH, beginning of year | | 38,256 |
| | | |
| CASH, end of year | $ | 51,225 |

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of
Rule 17a-5 of the Securities Exchange Commission

CORINTHIAN PARTNERS, LLC
------------------
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS ACTIVITY

**Company Operations**

Corinthian Partners, LLC (the "Company") is engaged in the securities and investment banking business. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company is a single member Delaware limited liability company and is a wholly owned subsidiary of Corinthian Holdings, LLC (the "Parent Company") which is the sole managing member.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Concentration of Credit Risk**

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2020 the Company did not exceed the federally insured limit.

**Accounting Method**

The Company's financial statements are prepared using the accrual basis as specified in the AICPA's Audit and Accounting Guide – "Audits of Brokers and Dealers in Securities". Customer transactions are recorded on a settlement date basis for financial statement and tax purposes. Direct business transactions are recorded on the cash basis as payment is received from the carrier. Revenues from investment banking related transactions are recognized when the performance obligations have been met. Securities owned and securities sold, but not yet purchased, are reported at fair value.

**Revenue Recognition**

On January 1, 2019, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer.  Services within the scope of ASC 606 include the following:

**Investment Brokerage Fees**

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is settled, i.e., the settlement date.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued)*

### Mutual Fund and 12b1 Fees

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

### Investment Banking Services

These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

### Customer Accounts

### Customer Accounts – Fully Disclosed Basis

The Company operates pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions for client assets help at the clearing firm are executed and cleared on behalf of the Company by RBC Correspondent Services ("RBC") on a fully disclosed basis. The Company's agreement with RBC provides that as a clearing broker, RBC will make and keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to RBC. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

### NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued)*

#### Customer Accounts – Directly Held Assets

Certain client assets are held away from RBC (i.e. investments in annuities, life insurance policies, mutual funds, REIT's, etc.). All customer funds received, if any, are promptly transmitted directly to the carrier.

#### Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

#### Marketable Securities

Proprietary securities transactions are recorded on the trade date and valued at fair market value. Amounts receivable and payable for security transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition and marked-to-market as needed.

#### Receivables

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2020 no allowance was deemed necessary by management. There were no write-offs of uncollectable amounts recognized during 2020.

#### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2020, there were no cash equivalents.

#### New Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued ASU 2016-02 *Leases* ("ASC 842") on February 25, 2016. ASC 842 replaces ASC 840 and is effective for public business entities for annual periods beginning December 15, 2018. The Company is evaluating this new lease accounting standard and will implement as required.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued)***

**Subsequent Events**

The Company has evaluated events and transactions that occurred between January 1, 2021 and February 24, 2021, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. The Company has determined that there were no subsequent events.

**NOTE 3 – NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital, as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 1500%. At December 31, 2020, the Company had net capital of $73,069 which was $65,786 in excess of its required capital of $7,283. The Company's ratio of aggregate indebtedness to net capital was 1.495 to 1 as of December 31, 2020. The Company does not handle cash or securities on behalf of customers. Therefore, the Company is exempt from the requirements of SEC Rule 15c3-3.

**NOTE 4 – RELATED PARTY TRANSACTIONS**

The Company has an expense sharing agreement ("ESA") with Corinthian Partners Asset Management, LLC ("CPAM"), an affiliate through common ownership, and its Parent Company. As part of the ESA, the Company allocates advisory fees and corresponding commission expense to CPAM. Under the ESA, the Company also invoices CPAM for rent and compensation expenses incurred as a result of overseeing the affiliate's activities. For the year ended December 31, 2020, the revenues and expenses allocated to CPAM were as follows:

| | |
|---|---|
| Advisory Fees, net of commission | $43,075 |
| Rent | $    525 |
| Compensation | $10,587 |
| Consulting Services | $  8,560 |

At December 31, 2020, the Company had a $3,027 payable to its affiliate, Corinthian Partners Asset Management, LLC.

Collision Capital, LLC, a minority owner of Corinthian Holdings, LLC, has represented that they will continue to fund the operations the Company.

**NOTE 5 – LOANS**

On May 7, 2020, the Company entered into a loan in the amount of $85,832 with Wells Fargo Bank under the Paycheck Protection Program pursuant to the CARES Act. The PPP loan matures in May 2022 and bears interest at a rate of 1.0% per annum. Under the terms of the PPP loan, the loan may be forgiven if funds are used for qualifying expenses. The Company has not applied for forgiveness as of the date of this report; however, Management expects the loan to be forgiven in 2021.

CORINTHIAN PARTNERS, LLC
------------------
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020

**NOTE 6 – LEASE COMMITMENTS**

The Company leases office space in New York, NY under a month-to-month lease at present cost of $2,000 per month.

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019, with early adoption permitted. The Company does not have any leases that meet the requirements of ASU 2016-02.

Rent expense for 2020 was $15,475.

**NOTE 7 – COMMITMENTS AND CONTINGENCIES**

In the normal course of business, customer complaints may arise. Some of these complaints may lead to civil actions. The Company is subject to at least one FINRA arbitration matter as of December 31, 2020 stemming from the actions of registered representatives who are no longer with the Company. At this time, the Company does not believe any pending litigation will have a material effect on the financial position of the firm. The Company has not established a reserve at this time, as the amount of any potential loss is undeterminable.

*COVID-19*
The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, border closings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our business and results of operations, and may continue to do so in the future. Although certain economic conditions showed signs of improvement toward the end of fiscal 2020, certain of the impacts of the COVID-19 pandemic may continue to affect our results in the future.

**NOTE 7 – FAIR VALUE MEASUREMENTS**

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

10

**NOTE 7 – FAIR VALUE MEASUREMENTS** *(Continued)*

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Inputs to the valuation methodology are:

- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

The Company owned two securities at December 31, 2020, priced using Level 1 inputs and valued at $24,391.

**NOTE 8 – GUARANTEES**

The Company has not issued any guarantees during the year ended December 31, 2020.

# CORINTHIAN PARTNERS, LLC

----------------

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
### As of DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL

| | | |
|---|---|---:|
| Total ownership equity from Statement of Financial Condition | $ | 35,157 |
| Deduct ownership equity not allowable for net capital | | - |
| Total ownership equity qualified for net capital | | 35,157 |
| Deductions and/or charges: | | |
|   Other allowable credits | | 85,832 |
|   Non-allowable assets from Statement of Financial Condition: | | |
|     Prepaid expenses and deposits | | 30,517 |
| Net capital before haircuts on securities positions | | 90,472 |
|   Less: Haircuts and undue concentration | | 17,403 |
| Net capital | $ | 73,069 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---:|
| Minimum net capital required | $ | 7,283 |
| Minimum dollar net capital requirement of reporting broker-dealer | | 5,000 |
| Net capital requirement (greater of above) | | 7,283 |
| Excess net capital | $ | 65,786 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum | | |
|   dollar net capital requirement of reporting broker-dealer | $ | 62,145 |

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2020.

COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
As of DECEMBER 31, 2020

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Total aggregated indebtedness liabilities from Statement of Financial Condition: | $ | 109,241 |
| Add: | | |
| Drafts for immediate credit | | - |
| Market value of securities borrowed for which no equivalent value is paid or credited | | - |
| Other unrecorded amounts | | - |
| | | |
| Total aggregate indebtedness | $ | 109,241 |
| Ratio of aggregate indebtedness to net capital | | 1.495 to 1 |

CORINTHIAN PARTNERS, LLC
------------------

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION
RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS
UNDER SEC RULE 15C3-3

DECEMBER 31, 2020


The Company claims exemption from the provisions of Rule 15c3-3 (the "Rule") under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(ii) of the Rule.

# CORINTHIAN PARTNERS, LLC

## EXEMPTION REPORT

### FOR THE YEAR ENDED DECEMBER 31, 2020

Corinthian Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 140.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company assets the following:

1) The Company claimed an exemption from 17 C.F.R. 240. 15c3-3 under the provisions of 17 C.F.R. 240.15c3-3(k)(2) throughout the year ended December 31, 2020.

2) The Company met the identified exemption provisions in 17 C.F.R. 240. 15c3-3(k)(2)(ii) throughout the year ended December 31, 2020 without exception.

The assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ended December 31, 2020.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, external auditors, others who perform an equivalent function, compliance functions and other auditors concerning possible exceptions to the exemption provisions, received through February 24, 2021.

There were no events, subsequent to the period addressed in the Company's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

CORINTHIAN PARTNERS, LLC

I, Mitchell Manoff, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: __Chief Compliance Officer__ / CEO

Date: __February 24, 2021__



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Members
of Corinthian Partners, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Corinthian Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Corinthian Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Corinthian Partners, LLC stated that Corinthian Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Corinthian Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Corinthian Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 24, 2021



Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA
_____

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
## APPLYING AGREED-UPON PROCEDURES

To the Members of
Corinthian Partners LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Corinthian Partners LLC and the SIPC, solely to assist you and SIPC in evaluating Corinthian Partners LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Corinthian Partners LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Corinthian Partners LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020.  Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Corinthian Partners LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC*

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 24, 2021